                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               -------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2000

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ___________

                      Commission file number 0-27491

              Daleen Technologies, Inc. 401(k) Profit Sharing Plan
                            (Full title of the plan)

                            Daleen Technologies, Inc.
                   (Name of the issuer of the securities held)

                              1750 Clint Moore Road
                            Boca Raton, Florida 33487
              (Address of principal executive offices and zip code)

                           DALEEN TECHNOLOGIES, INC.
                           401(k) PROFIT SHARING PLAN
                                TABLE OF CONTENTS
                           DECEMBER 31, 2000 AND 1999

                                                                  PAGE
                                                                  ----
INDEPENDENT AUDITORS' REPORTS                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits             2

   Statement of Changes in Net Assets
       Available for Plan Benefits                                  3

   Notes to the Financial Statements                              4-9

SUPPLEMENTAL INFORMATION

   Schedule of Assets Held for Investment Purposes                 10

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Trustees
Daleen Technologies, Inc.
401(k) Profit Sharing Plan
Boca Raton, Florida

We have audited the accompanying statement of net assets available for plan benefits of the Daleen Technologies, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
October 31, 2001

                          INDEPENDENT AUDITORS' REPORT

The Plan Administrator
Daleen Technologies, Inc.
  401(k) Profit Sharing Plan And Trust:

We have audited the accompanying statement of net assets available for benefits of Daleen Technologies, Inc. 401(k) Profit Sharing Plan and Trust (the "Plan") as of December 31, 1999. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Miami, Florida
October 29, 2001


                                                                    /s/ KPMG LLP

                            DALEEN TECHNOLOGIES, INC.
                           401(k) PROFIT SHARING PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                    December 31,
                                                            ----------------------------
                                                               2000               1999
                                                            ----------        ----------
ASSETS

INVESTMENTS:
  Mutual Funds                                              $4,437,698        $2,572,128
  Participant Loans                                            130,872            59,221

RECEIVABLES:
  Employee Contributions                                        45,741            34,182
  Employer Contributions                                        21,008            10,852

OTHER ASSETS                                                        --             5,706
                                                            ----------        ----------
              Net Assets Available for Plan Benefits        $4,635,319        $2,682,089
                                                            ==========        ==========

                  The Accompanying Notes are an Integral Part
                          of These Financial Statements

                            DALEEN TECHNOLOGIES, INC.
                           401(k) PROFIT SHARING PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 2000

ADDITIONS TO NET ASSETS:
   INVESTMENT LOSS:
     Net Depreciation In Fair Value of Investments        $  (470,690)
     Interest Income                                           30,866
                                                          -----------

                                                             (439,824)
                                                          -----------
   CONTRIBUTIONS:
     Participants                                           1,614,660
     Employer                                                 479,583
     Rollovers                                                438,447
                                                          -----------
                                                            2,532,690
                                                          -----------
         Total Additions                                    2,092,866
                                                          -----------
DEDUCTION FROM NET ASSETS:
     Benefits Paid to Participants                            124,344
     Administrative Expenses                                   15,292
                                                          -----------
         Total Deductions                                     139,636
                                                          -----------
         Net Increase                                       1,953,230

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of Year                                      2,682,089
                                                          -----------
     End of Year                                          $ 4,635,319
                                                          ===========

                  The Accompanying Notes are an Integral Part
                          of These Financial Statements

                            DALEEN TECHNOLOGIES, INC.
                           401(k) PROFIT SHARING PLAN
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 1:      DESCRIPTION OF PLAN

The following description of the Daleen Technologies, Inc. (the "Company") 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan with section 401(k) provisions covering all full-time employees of the Company except non-resident aliens. An employee may become a participant in the Plan on the entry date on or following their attainment of 18 years of age. There is no service requirement to become a participant in the Plan. Entrance into the plan is allowed on the first day of any calendar month following employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The 1999 information relates to a predecessor 401(k) plan which was amended, restated and replaced effective January 1, 2000, when the current plan was adopted. Accounts related to the predecessor plan were rolled over to the current plan.

CONTRIBUTIONS

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

All contributions are transferred to and maintained by the Custodian, Massachusetts Mutual Life Insurance Company ("Mass Mutual"). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, money market funds and the Daleen Technologies, Inc. Company Stock Fund as investment options.

The Company's contributions are discretionary. The Company contributed 35 percent of the Participant's Elective Deferrals, up to 2.8 percent of a Participant's annual compensation for the Plan year (the "matching contribution") for the year ended December 31, 2000.

                            DALEEN TECHNOLOGIES, INC.
                           401(k) PROFIT SHARING PLAN
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 1:      DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan's earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

VESTING

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in the Company's discretionary contributions plus actual earnings thereon is based on years of continuous service. A participant is 25 percent vested after one year and is 100 percent vested after four years of credited service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts, a minimum of $1,000 and up to a maximum of $50,000 or fifty percent of their account balance, whichever is less. All loans have a definite repayment period, not to exceed 5 years, or a reasonable number of years greater than 5 years for the purchase of a primary residence. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. The loans are collateralized by the balance in the participant's account and bear interest at the current prime rate plus one percent (ranging from 7% to 10.50% in 2000). Loan repayments are made by payroll deductions and as loans are repaid, the repayments are re-invested in the participant's investment accounts. Participants are required to pay a one-time nonrefundable fee for each new loan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum payment; a life annuity; a life annuity with a period certain of 10, 15, or 20 years; joint and 50 percent, 66 2/3 percent or 100 percent Survivor Annuity; or any combination of the previous elections.

FORFEITURES

Forfeitures are used to reduce the Company's contributions in subsequent years. There was $19,160 in forfeitures unapplied as at December 31, 2000. Employer contributions for 2000 were reduced by approximately $39,000 from forfeited non-vested accounts.

                            DALEEN TECHNOLOGIES, INC.
                           401(k) PROFIT SHARING PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 2:     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting. The financial statements and supplemental schedules have been prepared assuming that the Company will continue as a going concern.

The Company has suffered recurring losses from operations and has an accumulated deficit of $81.7 million at December 31, 2000. These matters raise substantial doubt about the Plan's continuation. Should the Plan be terminated, the terms discussed in Note 5 would be applicable. The financial statements and schedules do not include any adjustments that might result from the outcome of this uncertainty.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value, shares of registered investment companies are valued at quoted active market prices. Participant loans are valued at cost, which approximates fair value.

The Plan reflects, in the statement of changes in net assets available for plan benefits, the net change in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

                            DALEEN TECHNOLOGIES, INC.
                           401(k) PROFIT SHARING PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 3:          INVESTMENTS

The following schedule represents the fair value of investments. Investments that represent 5 percent on more of the Plan's net assets are separately identified:

                                                    December 31,
                                           ------------------------------
                                              2000                1999
                                           ----------          ----------
Core Equity                                $       --          $  500,422
Guaranteed Investment Account                 465,592                  --
Large Cap Equity                                   --             727,212
Mass Mutual Growth Equity Fund                848,096                  --
Mass Mutual Index Equity Fund                 504,755                  --
Mass Mutual Mid Cap Growth Fund               857,272                  --
Mass Mutual Small Cap Growth Fund             409,369                  --
Medium Capitalization Equity                       --             611,454
Short Term                                         --             251,111
Small Cap Equity                                   --             133,878
Other                                       1,352,614             348,051
                                           ----------          ----------
                                           $4,437,698          $2,572,128
                                           ==========          ==========

Participant Loans                          $  130,872          $   59,221
                                           ==========          ==========

NOTE 4:          ADMINISTRATIVE EXPENSE

Administrative expenses for services provided by Mass Mutual are paid by the Plan. All other administrative expenses are paid by the Plan Sponsor.

NOTE 5:          PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it reserves the right at any time to amend, modify, or terminate the Plan by action of the Company's Board of Directors or other governing body without the consent of any participant or beneficiary, subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

                            DALEEN TECHNOLOGIES, INC.
                           401(k) PROFIT SHARING PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 6:          TAX STATUS

The Company believes that the Plan, as amended, is designed and operated in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan was established pursuant to provisions of ERISA and provides certain tax benefits to participants and employer. The Plan was drafted under a prototype non-standardized profit sharing plan which the Internal Revenue Service has determined is designed in accordance with applicable sections of the Internal Revenue Code, however the Internal Revenue Services letter does not specifically address the Plan as adopted by the Company.


NOTE 7:          PARTY-IN-INTEREST AND RELATED-PARTY TRANSACTIONS

The Plan is subject to concentrations of credit risk with respect to its investments in Mass Mutual. Mass Mutual is the Plan's Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees incurred by the plan for investment management services amounted to $15,292 for the year ended December 31, 2000.

In 2000, shares of the Plan Sponsor (Daleen Company Stock Fund) were offered as an investment option to participants. Participants are restricted to holding a maximum of 20% of their account balance in this fund. The value of the fund was $97,050 for the year ended December 31, 2000.

NOTE 8:          CONCENTRATIONS OF CREDIT RISK

The Plan and the Plan assets are sensitive to economic pressures prevalent in the investment market. The pressures primarily stem from interest rates and their effect on bond rates, mortgage rates, the value of real estate, stock prices, and the overall stability of the market. Certain Plan investments are shares of mutual funds managed by the Custodian. Change in the Custodian's management may affect operating results of the funds adversely. In addition, the financial position of the Company, may have a significant impact on the Plan. Specifically, these include the ability of the Company to continue to make contributions under the matching program and/or the stability of the Company's operations. Other external factors which may affect the Plan and the Plan assets include legislation or regulations established by the Internal Revenue Service, ERISA, and/or the U.S. Department of Labor.

                            DALEEN TECHNOLOGIES, INC.
                           401(k) PROFIT SHARING PLAN
                        NOTES TO THE FINANCIAL STATEMENT


NOTE 9:        RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statement to the Form 5500 as of December 31, 2000.

Net assets available for plan benefits per the financial statements          $ 4,635,319

Employee Contribution Receivable                                                 (45,741)
Employer Contribution Receivable                                                 (21,008)
                                                                             -----------

Net assets available for plan benefits per the Form 5500                     $ 4,568,570
                                                                             ===========

The following is a reconciliation of contributions received or receivable per the financial statements to Form 5500 for the year ended December 31, 2000.

Contributions Received per the financial statements                          $ 2,532,690

Employee Contribution Receivable                                                 (45,741)

Employer Contribution Receivable                                                 (21,008)
                                                                             -----------

Contributions Received per the Form 5500                                     $ 2,465,941
                                                                             ===========

                            DALEEN TECHNOLOGIES, INC.
                           401(k) PROFIT SHARING PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000

TAXPAYER IDENTIFICATION NUMBER - 36-3697952
PLAN NUMBER - 001

                                                                                    (e) CURRENT
                                                                                    CONTRACTUAL
                                                                                    VALUE AS OF
                                                                                    DECEMBER 31,
(a)        (b) ISSUER             (c) INVESTMENT DESCRIPTION       (d) COST             2000
---        -------------        -------------------------------    ---------        -------------
*          Mass Mutual          Aggressive Journey                     #             $  113,714
           Oppenheimer          Capital Appreciation Fund              #                102,220
*          Daleen               Common Stock Fund                      #                 97,050
*          Mass Mutual          Conservative Journey                   #                 31,727
*          Mass Mutual          Emerging Growth Fund                   #                208,745
*          Mass Mutual          Equity Growth Fund                     #                124,597
*          Mass Mutual          Equity Income II Fund                  #                 74,541
           Oppenheimer          Global Fund                            #                216,228
           Oppenheimer          Growth Fund                            #                134,907
*          Mass Mutual          Guaranteed Investment Account          #                465,592
*          Mass Mutual          MM Growth Equity                       #                848,096
*          Mass Mutual          MM Index Equity                        #                504,755
*          Mass Mutual          MM Mid Cap Growth Fund                 #                857,272
*          Mass Mutual          MM Small Cap Growth                    #                409,369
*          Mass Mutual          Moderate Journey                       #                164,984
           Oppenheimer          Strategic Income Fund                  #                 83,901
                                                                                     ----------

                                                                                      4,437,698
                                                                                     ==========

         Participants Loans     Interest at 7.00% to 10.50%                          $  130,872
                                                                                     ==========

(#) Cost information omitted with respect to participant-directed transactions

(*)      Denotes Party-in-Interest

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           Daleen Technologies, Inc. 401(k) Profit Sharing Plan



                           By:   /s/ Christina Enea
                                 ----------------------------------------------
                                 Christina Enea, Plan Administrator

Date:  November 8, 2001

                                  EXHIBIT INDEX

Exhibit No.                         Description
-----------                         -----------
23.1                                Consent of KPMG, LLP
23.2                                Consent of Goldstein Lewin & Co.


                                      -4-